SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                 Report on Form 6-K for the month of April, 2001


                                   Novartis AG
                              (Name of Registrant)


                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                               ------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes __   No X


Enclosure:    Press release, dated April 19, 2001, announcing, "Novartis group
              Sales up by 11% in Local Currencies to CHF 7.3 billion (USD4.2 billion) in First Quarter of 2001"






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

[NOVARTIS LOGO OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis Group sales up 11% in local currencies to CHF 7.3 billion (USD 4.2 billion) in first quarter of 2001

o Dynamic growth with Pharmaceuticals up 10% in Swiss francs and 13% in local currencies

o        22% rise in US Pharmaceuticals sales

o        Starlix successfully launched in the US


First quarter sales

                                   2001(1)           2001           2000(2)             Change
                                                                                               in local
                                                                                 In CHF      currencies
                            USD millions     CHF millions    CHF millions             %               %
-------------------------------------------------------------------------------------------------------
Pharmaceuticals                    2 623            4 538           4 115            10              13
Generics                             305              528             508             4               7
Consumer Health                      920            1 591           1 562             2               3
CIBA Vision                          244              423             294            44              47
Animal Health                        139              240             251            -4               0
-------------------------------------------------------------------------------------------------------
Total                              4 231            7 320           6 730             9              11
-------------------------------------------------------------------------------------------------------

  1 Convenience translation of CHF into USD at a 31 March 2001 spot rate of
1.73. This translation should not be construed as representations that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate.
  2 Restated for product transfers from Pharmaceuticals to OTC and Generics, and from CIBA Vision to Pharmaceuticals


Basel, 19 April 2001 - In the first three months of 2001, Novartis achieved total sales of CHF 7.3 billion (USD 4.2 billion), an increase of 11% in local currencies or 9% in Swiss francs. Sales rose particularly rapidly in Pharmaceuticals (+13%) and CIBA Vision (+47%).


Pharmaceuticals (+13% in local currencies)

Sales increased by 13% (+10% in Swiss francs) to CHF 4.5 billion (USD 2.6 billion), driven by key growth drivers and newly launched products, which achieved good market penetration.

Growth in Primary Care was fuelled by Diovan, Lamisil, Cibacen/Lotrel, Foradil and Exelon. Novartis' flagship antihypertensive Diovan/Co-Diovan (+39%) extended its segment share worldwide while Lamisil (antifungal; +48%) again performed well, maintaining its leadership position in the onychomycosis segment. The antihypertensive Lotrel (Cibacen combined with amlodipine; +14%) continued to drive the Cibacen range (hypertension; +3%). Exelon (Alzheimer's disease) achieved sales of CHF 99 million (USD 57 million) thanks to dynamic performances in Europe, and the US - where, at the end of March, it had captured more than 28% of new prescriptions in its market segment. Foradil (asthma; +21%) gained FDA approval in February and is set to launch in the US this quarter.


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The novel antidiabetic Starlix has been well received by physicians and patients in the US and very recently gained European approval.

Famvir and Denavir, the antivirals acquired last December, continued to perform well in the Novartis portfolio and contributed CHF 92 million (USD 53 million) in first-quarter sales.

Oncology posted excellent results as growth accelerated: Femara rapidly extended its market share, with sales climbing 59%, driven by the US launch as first-line therapy for advanced breast cancer in postmenopausal women. Aredia (bone metastasis; +34%) continued to grow strongly and Sandostatin (acromegaly) sales rose 33%. Zometa (hypercalcemia of malignancy) gained EU approval and is scheduled to launch this quarter.

In Transplantation, sales of the gold standard immunosuppressant Sandimmun/Neoral were up 3%, supported by the introduction of Neoral in Japan. The increase was despite continued pressure from generics in the US, where sales declined just 5% owing to physicians' reluctance to switch patients who are stable and doing well on Neoral. The new Neoral C2 patient monitoring system, which has been shown to further reduce the incidence of acute rejections, has contributed to maintaining sales performance.

In Ophthalmics, which was transferred from CIBA Vision at the beginning of the year, Visudyne (wet forms of age-related macular degeneration) made a good start by achieving first-quarter sales of CHF 80 million (USD 46 million). The product will benefit from reimbursement in major European countries gained this year and will generate additional revenues from its pathologic myopia indication, which was recently approved in Europe.

In Mature Products, Voltaren (inflammation; -7%) continued to face pressure from generic products in various markets, however, the sales decline was lower than for the year 2000.


Strength in the US: launches and growth driver expansion

Positive results in large clinical trials, together with powerful marketing and sales support have been instrumental in the strong launches of Starlix and Femara in the US. Initial uptake of Starlix has been in line with Novartis' expectations, whilst new prescriptions of Femara rose from 24% in December to more than 34% in March, reflecting its proven superiority to the standard treatment, tamoxifen. The epilepsy treatment Trileptal achieved the most successful launch ever for an anticonvulsant in terms of total prescription volume and dollar sales in its first twelve months on the US market.

Beyond launch investments, substantial resources were dedicated to growth drivers. Diovan, now commands a 33% share of its US market segment and currently accounts for more than 34% of new prescriptions in its category. It continued to be the fastest growing top-ten branded antihypertensive in the US. Continued investment was put into Lamisil and a new direct-to-consumer campaign started in March.

Pipeline delivers a series of new products; new data published

Global applications for marketing authorization were submitted for Glivec, just
2.7 years after the first trials in man were initiated, making its development one of the fastest ever. It was granted priority review and orphan drug status in the US. New data published in the New England Journal of Medicine, showed excellent efficacy and tolerability in chronic myeloid leukemia patients and remarkable results in a single-patient case study of gastrointestinal stromal tumor (GIST).

Ongoing phase III trials with the novel transplant drug Certican, have been amended to investigate the use of reduced doses of Neoral in combination therapy. The intention is to further strengthen the approval application, the filing of which has been rescheduled from mid year to the fourth quarter of 2001.

Novartis anticipates the FDA Advisory Committee to convene in the third quarter. As a result, the approval of Xolair (asthma and allergic rhinitis) is expected in the latter part of 2001 or early in 2002.

Novartis Oncology has chosen not to continue development of the investigational multi-drug resistance inhibitor Amdray since its ovarian cancer trial did not demonstrate a meaningful improvement in comparison with the control.


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

Clinical studies published on Elidel, a new non-steroidal cream under development for eczema, demonstrated significant reductions in eczema flares, in the severity of itching and in the need for topical corticosteroid therapy. Elidel provided better long-term control especially in very young children. Following encouraging results for Elidel as a potential treatment for psoriasis, Novartis plans to move into clinical phase III of development with pivotal trials to start in 2002.

Generics (+7% in local currencies)

              The bulk pharmaceuticals business, in particular antibiotics, reported a good performance thanks to a partial recovery of prices in the penicillin and erythromycin markets.

The retail business continued to perform well except in the US, where price pressures again had a negative impact. Growth in Latin America was driven by strong sales in Mexico. In Germany, Azupharma reported a modest increase in sales.

The Sector benefited from last year's acquisitions and further enhanced its global reach and market presence through the recent strategic acquisition of Lagap Pharmaceuticals in the UK.

Consumer Health (+3% in local currencies)

OTC sales were up 6%, driven by the sales gains of Voltaren Emulgel (inflammation), Lamisil cream (antifungal) and Venoruton (varicose veins). Sales grew despite the weak cough and cold season and the withdrawal of products containing phenylpropanolamine. Lamisil cream was successfully launched in the over-the-counter markets of Germany and the UK, and the new Novartis-Kao joint venture in Japan distributed its first products.

The growth in Medical Nutrition (+4%) reflected good results in Europe and Latin America. The US performance eased down due to a 6% decline in the tube feeding business, which represents 42% of the portfolio. Forthcoming new product launches (Vivonex RTF and glutamine packets) will support future sales growth.

In Health & Functional Nutrition (+1%), Gerber sales were up 8.2% as its share of the baby/toddler food segment surpassed 74%. Contrastingly, sales growth slowed down compared with the first quarter of last year due to sales declines in Poland, the Netherlands and Austria. Strong sales growth was posted by the slimming business in Europe and Australia.

CIBA Vision (+47% in local currencies)

The lens business achieved strong sales growth driven by volume increases in the Focus brand of contact lenses, despite the difficult market environment and inventory reductions by distributors. Sales of lens-care products were impacted by the continued decline of conventional lenses in favor of disposable contact lenses such as Focus DAILIES. A significant boost was added by the successful acquisition of Wesley Jessen, which contributed 43 percentage points to the underlying growth.

In the first quarter, CIBA Vision launched Freshlook ColorBlends Toric lenses, the world's first disposable cosmetic toric lenses. The company also received FDA marketing clearance for Focus DAILIES Progressives, the world's first daily disposable multifocal lens for presbyopic correction.

Animal Health (+0% in local currencies)

First quarter sales were underpinned by the significant growth of Tiamulin (respiratory and gastroenteric diseases in pigs) and by the recently acquired vaccine businesses. Fortekor, the heart failure product for dogs also grew strongly, boosted by the additional indication of renal insufficiency in cats.

The positive trend was offset by the Farm Animal Business crisis in the UK (foot-and-mouth disease) and by slow sales of parasite treatments in the US pet segment.

Increased attractiveness of Novartis' shares

The plan for a 1:40 split in Novartis' shares was approved at the shareholder's AGM in March. Implementation is expected early next month, with the new shares trading on the Swiss exchange as of 7 May, when the


                                                         Page 4 of 6 Total Pages
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respective legal changes will have taken effect. This should increase their attractiveness for retail investors and will align the shares one to one with Novartis' American Depositary Shares.

              The Group has initiated its second share repurchase program via a second trading line for a total of CHF 4 billion (USD 2.3 billion). To date, 456 000 shares have been repurchased for a total of CHF 1.2 billion (USD 0.7 billion).

Outlook

With several new pharmaceutical launches ahead, Novartis expects strong continued growth in the current year: Starlix (type 2 diabetes) is being introduced in the US and in Europe. Zometa (hypercalcemia of malignancy) is being rolled out in Europe, while its US approval is pending. Zelmac* (irritable bowel syndrome) and Xolair (asthma and allergic rhinitis) are currently undergoing regulatory review. Glivec, the breakthrough in CML, was filed globally in February and has been granted priority review by the FDA.

The new business unit structure in Pharmaceuticals and further expansion of the sales force will allow sharper focus and significant resource allocation both to key growth drivers and to new product introductions.

Novartis anticipates growth in Pharmaceuticals to be in line with the market for the full year. For Consumer Health and CIBA Vision, growth is expected to continue at a similar rate throughout the year, whilst Generics and Animal Health are expected to pick up in the second half.

Marketing and sales investments in 2001 for new pharmaceutical product launches will increase by an extra CHF 1 billion (USD 0.6 billion) - as previously announced. As a result, a contraction in the restated Pharmaceuticals margin of approximately two percentage points is expected for the near term. An improvement is expected mid term but not before 2003.

On the Group level a decline in operating margin between 1 and 2 percentage points is expected. In spite of this and barring any unforeseen disturbances, full-year operating income and net income are expected to exceed last year's level on an ongoing basis.

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "expects", "estimates", "promising", "will", "anticipates" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products expected to be introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

Further key reporting dates for 2001 are as follows:

              16 August 2001 - Half-year results
              18 October 2001 - Nine-month and third quarter sales 7 February 2002 - Full year results
                                      # # #

--------
*Name subject to change in US


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                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Novartis AG


Date:    April 24, 2001                       By:  /s/ Raymund Breu
                                                 -------------------------------
                                                 Name:   Raymund Breu
                                                 Title:  Chief Financial Officer